UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2011

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 1225 – 888 Dunsmuir Street
Vancouver, BC V6C 3K4

Item 2.	Date of Material Change

September 7, 2011

Item 3.	News Release

News Release was disseminated via Marketwire on September 7, 2011

Item 4.	Summary of Material Change

The Company announced that the final study participant has received injections of hair follicle cells prepared using RepliCel™ technology. This marks the end of the treatment phase of the TS001-2009 clinical trial in which a total of nineteen participants received injections.  To date, no serious adverse events have been reported post-injection.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

See attached news release.

5.2      Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

September 12, 2011

RepliCel Injects Final Patient with Hair Follicle Cells in its First-In-Man Clinical Trial TS001-2009

VANCOUVER, BC – September 7, 2011 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) is pleased to report that the final study participant has received injections of hair follicle cells prepared using RepliCel™ technology. This milestone marks the end of the treatment phase of the TS001-2009 clinical trial in which a total of nineteen participants received injections.  To date, no serious adverse events have been reported post-injection.  Please note that recruitment of subjects was closed at nineteen (rather than the planned twenty) to allow for timely processing of interim analysis data from the six-month follow-up time point.  This interim analysis is scheduled to take place in Q1, 2012.

In the next stage of the TS001-2009 trial, the post-injection follow-up period, subjects return to the study centre to have their health closely monitored to ensure that there have been no adverse effects associated with receiving the injections and to determine the hair growth stimulating efficacy of the hair follicle cell injections.

Once the final patient has completed their six-month follow-up visit, an interim analysis of all collected data will be performed to assess the primary outcome measure of the TS001-2009 study.  The analysis will involve assessment of the local (at treatment sites) safety profile of autologous hair follicle cells compared to placebo as defined by AEs with respect to their causality, incidence, severity and seriousness.  Secondary outcome measures of systemic (overall) safety (through review of adverse events in a similar fashion as described above) and efficacy (hair growth at treatment sites) will also be performed at this time.  Subjects will participate in the post-injection follow-up period of the study until August 2013 and final analysis of safety data should be available in late 2013.

TS001-2009 Clinical Trial Overview
The TS001-2009 clinical trial is designed to test the safety and efficacy of the RepliCel™ technology in men and women with androgenetic alopecia.  This single-centre study enrolled subjects with alopecia categorized as either vertex pattern type II or type III on the Ludwig Scale (female) or as type III vertex to type VI on the Norwood Scale (male).  At the beginning of the trial, subjects provided blood samples to confirm their health status and biopsies were taken from their scalps from which hair follicle cells were processed using RepliCel™ technology.  Once cell processing was complete, subjects returned to the study centre to have baseline measurements of their overall health and the health of their scalps.  They then received injections of their own replicated cells (autologous cells) in medium (verum) and medium alone (placebo) into two pre-selected treatment areas in their scalps.

In the post-injection follow-up period, subjects return to the clinic for 10 visits over the next 24 months. At these visits, subjects have their overall health assessed, as well as subjective and objective assessments of the areas that were injected either with verum or placebo. Digital images will be taken of the scalp to assess any changes to the scalp post-injection and the differences in health and hair growth between the two treatment areas. Furthermore, at 6, 12, and 24 months post-injection, four subjects at each time point will provide biopsies of the injection sites for histopathological analysis. The total duration of subject participation in the study is approximately 27 months.

Contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

Notice Regarding Forward Looking Statements

This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws.  Statements in this press release, which are not purely historical, are forward-looking statements that relate to the Company’s expected timeline regarding the timing and objectives of the interim analysis to be completed after the completion of the final patient’s six month follow-up visit and the participation of subjects after completion of such analysis. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on Sedar at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Bayley
Gemma Bayley, Secretary
Date:  September 12, 2011